2AQ Putnam Research Fund attachment
7/31/04

77E

Regulatory matters and litigation

On April 8, 2004, Putnam Management entered into agreements with the Securities and Exchange Commission and the Massachusetts Securities Division representing a final settlement of all charges brought against Putnam Management by those agencies on October 28, 2003 in connection with excessive short term trading by Putnam employees and, in the case of the charges brought by the Massachusetts Securities Division, by participants in some Putnam administered 401(k) plans. The settlement with the SEC requires Putnam Management to pay $5 million in disgorgement plus a civil monetary penalty of $50 million, and the settlement with the Massachusetts Securities Division requires Putnam Management to pay $5 million in restitution and an administrative fine of $50 million. The settlements also leave intact the process established under an earlier partial settlement with the SEC under which Putnam Management agreed to pay the amount of restitution determined by an independent consultant, which may exceed the disgorgement and restitution amounts specified above, pursuant to a plan to be developed by the independent consultant.

Putnam Management, and not the investors in any Putnam fund, will bear all costs, including restitution, civil penalties and associated legal fees stemming from both of these proceedings. The SECs and Massachusetts Securities Divisions allegations and related matters also serve as the general basis for numerous lawsuits, including purported class action lawsuits filed against Putnam Management and certain related parties, including certain Putnam funds. Putnam Management has agreed to bear any costs incurred by Putnam funds in connection with these lawsuits. Based on currently available information, Putnam Management believes that the likelihood that the pending private lawsuits and purported class action lawsuits will have a material adverse financial impact on the fund is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Putnam funds.

Review of these matters by counsel for Putnam Management and by separate independent counsel for the Putnam funds and their independent Trustees is continuing. The fund may experience increased redemptions as a result of these matters, which could result in increased transaction costs and operating expenses.

The Staff of the Securities and Exchange Commission has raised issues about whether the current structure of the Funds investment management fee, which includes a performance component in addition to a base fee, fully complies with SEC regulations concerning performance fees. Putnam is currently engaged in discussions with the Staff regarding possible adjustments to the fee structure. Retroactive application of such adjustments over the period since April 1, 1997 (the period during which the performance fee has been in effect) would result in a reduction in aggregate management fees for that period. Putnam and the Fund are fully cooperating with the SECs review of this matter. Effective September 27, 2004, pending resolution of the issue, the management fee will be accrued at such rates as may be appropriate in the circumstances. Putnam Management believes that the likelihood that this matter will have a material adverse financial impact on the fund or negatively impact Putnam Managements ability to provide investment services to the fund is remote.